UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Ellison Eyewear, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   March 19, 2014

Physical address of issuer
314 West Institute Place, Loft 2E, Chicago, IL 60610

Website of issuer
www.WearEllison.com

Name of intermediary through which the offering will be conducted
OpenDeal Inc., dba Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of the securities being issued in this Offering

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000.00

Deadline to reach the target offering amount
February 21, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$142,891.00	$110,045.00
Cash & Cash Equivalents	$51,953.00	$11,303.00
Accounts Receivable	$23,813.00	$3,488.00
Short-term Debt	$259,450.00	$217,837.00
Long-term Debt	$201,439.00	$76,439.00
Revenues/Sales	$109,947.00	$38,136.00
Cost of Goods Sold	$38,381.00	$34,471.00
Taxes Paid	$350.00	$0.00
Net Income	($133,767.00)	($155,013.00)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 6, 2016

FORM C

Up to $750,000.00

Ellison Eyewear, Inc.



SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Ellison Eyewear, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000 and up to $750,000 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $30.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section of this Memorandum entitled "The Offering and the Securities—The Securities". In order to purchase Securities, a prospective investor must make a commitment on www.republic.co. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued and 5% of the amount raised in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$30.00	$1.50	$28.50
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$750,000.00	$37,500.00	$712,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the foregoing service fees and commissions, the Intermediary will receive 2% of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 6, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these

statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017. Once posted, the annual report may be found on the Company's website at: www.WearEllison.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the exhibits hereto. Each prospective Purchaser is urged to read this Form C and the exhibits hereto in their entirety.

Ellison Eyewear, Inc. (the "Company") is a Delaware Corporation, incorporated on March 19, 2014. The Company was formerly known as Ellison Sunglasses, Inc.

The Company is located at 314 West Institute Place, Loft 2E, Chicago, IL 60610.

The Company's website is www.WearEllison.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
Ellison Eyewear designs, manufactures, and distributes handmade Greek eyewear to the American market. The company sells their frames through four different sales channels: online, direct to consumer, corporate, and retail distribution.

The Business Plan
The Company designs, manufactures, and markets Greek handmade eyewear through traditional channels, as well as through an innovative online program developed by the Company to expand on the lifetime value per customer.

The Offering

Minimum amount of SAFEs (Simple Agreements for Future Equity) being offered	50,000
Total SAFEs outstanding after offering (if minimum amount reached)	50,000
Total SAFEs outstanding after offering (if maximum amount reached)	750,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$30.00
Offering deadline	February 21, 2017
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 29 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition in the eyewear industry with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. One company in particular, Luxottica Group S.p.A. ("Luxottica"), holds a virtual monopoly in the industry, holding a controlling stake in major eyewear brands, such as Lenscrafters, Sunglass Hut and Target Optical, and producing sunglasses and prescription frames for major designer brands, such as Chanel and Prada. Luxottica and other of our competitors, such as JAND Inc., dba Warby Parker ("Warby Parker"), have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able

to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide the raw materials and major components of our products.
We outsource production of our eyewear frames to manufacturers in Greece and Italy, and we depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of raw materials or major components for our products, or from whom we acquire such items, do not provide the raw materials or major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, and lack of alternative sources. If production or service were interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and contractors.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of our products. In other circumstances, we may be required to obtain additional export licenses before exporting our products. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees and advisers.
In particular, the Company is dependent on John Roa, Ravi Patel, and Aristotle Loumis who are, respectively, an advisor, co-founder, and co-founder and chief executive officer of the Company. The Company has or intends to enter into employment agreements with Aristotle Loumis and other key personnel, although there can be no assurance that it will do so or that such persons will continue to be employed or engaged by the Company for a particular period of time. The loss of any of John Roa, Ravi Patel, or Aristotle Loumis could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2014, the following suppliers provided the following percentage of the listed services, inputs or raw materials: Nea Optiki S.A.: 100% of our gross manufacturing; Carl Zeiss AG: 100% of our eyewear lenses; and Mazzucchelli 1849 S.p.A.: 100% of acetate needed for our eyewear frames.

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks, in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on John Roa, Ravi Patel, and Aristotle Loumis in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of John Roa, Ravi Patel, and Aristotle Loumis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
While the Company has prepared reviewed financial statements in connection with this Offering, we have not prepared any audited financial statements to date. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States, and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions,

expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing

the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the components of our products, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials and fuel prices. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. A product recall could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the quality of our products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Decreases in discretionary consumer spending may have an adverse effect on us.

Our eyewear products are products that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-U.S. jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 86.24% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. Except for certain "Major Investors," Purchasers will have no say in whether their securities are converted in any Equity Financing. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain

instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Ellison Eyewear designs, manufactures, and distributes handmade Greek eyewear to the American market. The company sells their frames through four different sales channels: online, direct to consumer, corporate, and retail distribution.

Business Plan
Ellison Eyewear has focused on the development of wholesale and pop-up and direct advertising as our main revenue generating channels, given their higher up-front conversion rates and the branding opportunities available through additional exposure. With the wholesale and pop-up processes streamlined, this sales channel is ready for growth and only requires additional customer intake to advance our scaling efforts. Teams will be hired on to push those efforts with monthly goals outlined for the brick and mortar fronts. This channels main purpose is for brand development and testing to continue building the Ellison brand and image.

Our growth strategy is currently two-tiered, simultaneously focusing on brand development and sales growth. Educating our consumer on our brand, product, and mission is completed through our online and direct marketing efforts, where we test and control every aspect of the consumer's, both direct and indirect, experience and interaction with the Ellison brand. Our goal is to have every new customer walk away with an experience that then makes then a brand ambassador for us moving forward. Second, sales growth is being achieved by developing consumer facing programs that directly address pain points that eyewear buyers commonly experience. Our innovative online membership program is in place to prolong the lifetime value of each customer while continuing to build and spread the network within the community that we are building. As we continue to further establish the brand name, we have adjusted our price point ($125-$188) to be more accessible for our target audience.

For more information, see our investor deck attached hereto as Exhibit A.

History of the Business
The Company was formed as an Iowa LLC by Aristotle Loumis in May 2013, having been in development for two years prior. The Company was reorganized and incorporated as a Delaware corporation in March 2014.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sunglasses	High-quality eyewear using Mazzucchelli acetates and Carl Zeiss lenses	Retail, corporate, online, and direct-to-consumer.

We are currently generating our Spring/Summer 2017 collection. Based on internal and our manufacturing partner's study and analysis of market trends, we will be including optical frames and clip on our lenses.

In addition to generating sales through our online website, we also partner with retailers located within the United States and worldwide (e.g. Illinois, Iowa, Nebraska, Greece, Canada and California). We also have various corporate partners and regularly attend pop-up market opportunities.

Competition
The Company's primary competitors are Luxottica and Warby Parker.

Supply Chain and Customer Base
The raw materials required to make our frames are sourced from Italy and housed within the manufacturing plant of our manufacturing partner in Greece. They are a successful, family operated company with a proven track record and abilities.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Nea Optiki	Manufacturing Partner	100%
Mazzucchelli	Acetates for Frames	100%
Carl Zeiss	Lenses	100%

Independent boutique and optical locations, marketing/advertising organizations, e-commerce, direct to consumer higher end pop-up opportunities.

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods/Services	Mark	File Date	Registration Date	Country
4673289	Eyewear, Sunglasses, Eyewear and Sunglasses Cases	Ellison	July 10, 2014	November 3, 2014	USA

Due to the direct nature of a substantial percentage of our sales and our ability to leverage our manufacturers' extensive knowledge on the latest trends, we currently have little to no R&D expenditures. We estimate our R&D budget will be $5,000 once the Company begins to scale.

Real Property
The Company owns or leases the following real property:

Property Address	Own or Lease	Description
Opus Environments 314 West Institute Pl, Loft 2E Chicago, IL 60610	Lease	Main company office that is currently rented.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Medical	FDA	Yearly Licensing	April 4, 2016	April 18, 2016

Yearly FDA approval of our frames as a medical device is required in order to import all of the frames that are generated through our manufacturing partners in Greece.

Litigation
None

Other
The Company's principal address is 314 West Institute Place, Loft 2E, Chicago, IL 60610.

The Company's telephone number is (319) 594-4634.

The Company conducts business in Illinois.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$37,500
Estimated Attorney Fees	5.00%	$2,500	0.33%	$2,500
Estimated Accountant/Auditor Fees	5.00%	$2,500	0.33%	$2,500
Marketing	10.00%	$5,000	10.13%	$76,000
Research and Development	0.00%	$0	1.06%	$8,000
Manufacturing	20.00%	$10,000	25.86%	$194,000
Equipment Purchases	0.00%	$0	1.73%	$13,000
Future Wages	16.00%	$8,000	18.20%	$136,500
General Working Capital	17.00%	$8,500	3.62%	$27,200
Dues & Subscriptions	10.00%	$5,000	1.60%	$12,000
Rent/Lease	0.00%	$0	4.16%	$31,200
Shipping Fees	0.00%	$0	4.49%	$33,700
Job Materials	0.00%	$0	1.32%	$9,900
Promotional Materials	0.00%	$0	1.33%	$10,000
Travel Fees	0.00%	$0	9.33%	$70,000
Sales Event Fees	0.00%	$0	3.46%	$26,000
Subcontractor Fees	12.00%	$6,000	8.00%	$60,000
Total	**100%**	**$50,000**	**100%**	**$750,000**

The Company plans to use the funds based on a 3-year projections calendar. Proceeds from this Offering will be used to off set higher initial fixed costs, and will progressively be offset by the sales generated by the company as it scales.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if the currently planned allocation of funds is not yielding forecasted revenues.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Aristotle Loumis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder: May 2013 – Present
Chief Executive Officer, President, Treasurer, Secretary and Director: March 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
University of Iowa Venture School: Alumni Speaker, July 2014 - Present
Chicago Leadership Alliance (CLA): Member, January 2016 - Present
University of Iowa Venture School EO Fellowship Program: Graduate, July 2014 - July 2016

Education
University of Iowa, Pre-Med/Business Marketing

Name
Ravi Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and Investor: May 2013 – Present
Director: March 2014 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Hawkeye Hotels Inc.: President, 2006 - Present
BuiltByIowa, LLC: Co-Founder/Lead Investor, 2013 - Present
Higher Learning Technologies Inc.: Board of Directors/Lead Investor, 2013 - Present
TelePharm, LLC: Manager/Lead Investor, 2013 - Present
U.S. House of Representatives: Candidate for 1st Congressional District in Iowa, January 2015 - July 2015

Education
University of Iowa - Henry B. Tippie College of Business Management and Entrepreneurship

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Aristotle Loumis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder: May 2013 – Present
Chief Executive Officer, President, Treasurer, Secretary and Director: March 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
University of Iowa Venture School: Alumni Speaker, July 2014 - Present
Chicago Leadership Alliance (CLA): Member, January 2016 - Present
University of Iowa Venture School EO Fellowship Program: Graduate, July 2014 - July 2016

Education
University of Iowa, Pre-Med/Business Marketing

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Chief Executive Officer/President (as authorized by the Board of Directors)
Sale of property, interests or assets of the Company	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of the budget	Chief Executive Officer/President (as authorized by the Board of Directors)
Determination of business strategy	Chief Executive Officer/President (as authorized by the Board of Directors)
Dissolution of liquidation of the Company	Board of Directors (as authorized by the Stockholders)

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of a breach of loyalty against the Company or its stockholders, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has one employee in Illinois. The Company does not currently have any employment agreements in place.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	840,529
Voting Rights	Each stockholder shall have one vote for each share of

	stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or in the Company's certificate of incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds being offered	The Board of Directors and the stockholders could authorize and issue additional shares of common stock at a later date. The availability of such common stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the Company by holders of Common Stock	88.59%[1]

Type of security	Options (Non-Qualified Stock Options)
Amount outstanding	19,361
Voting Rights	Each option is convertible into shares of the Common Stock. Upon conversion of their options, the holders shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, as described under "Common Stock" above.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Notes/Bonds being offered	The Board of Directors and the stockholders could authorize and issue additional options at a later date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the company by holders of the Non-Qualified Stock Options (assuming conversion)	2.04%[1]

Type of security	Convertible Promissory Notes
Amount outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None

How this security may limit, dilute or qualify the Notes/Bonds being offered	The Convertible Promissory Notes may convert into shares of Preferred Stock of the Company upon the occurrence of a qualified financing of $750,000. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities offered hereunder.
Percentage ownership of the company by holders of the Convertible Promissory Notes (assuming conversion)	3.63%[1]

(1) The percentage ownership of the Company by the holders of these securities takes into account the remaining 54,350 shares of common stock that are unissued but reserved for the Company's option pool.

The Company has the following debt outstanding:

Type of debt	Secured Loan
Name of creditor	Ouiby Inc., dba Kickfurther
Amount outstanding	$79,358.63
Interest rate and payment schedule	Interest rate: 15% Close Date: October 25, 2016 Lead Time 120 days First Payout ($13,226.49): March 22, 2017 Second Payout ($13,226.49): April 22, 2017 Third Payout ($13,226.49): May 22, 2017 Fourth Payout ($13,226.49): June 22, 2017 Fifth Payout ($13,226.49): July 22, 2017 Final Payout ($13,226.49): August 22, 2017
Amortization schedule	None
Describe any collateral or security	Sunglasses/Inventory/Product (1,950)
Maturity date	August 22, 2017

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	9	$150,000.00	General Working Capital	July 24, 2015	Rule 506(b)

Valuation
Because the Company is recently formed and has conducted only either (i) "sweat equity" sales of its securities to its co-founders and consultants and (ii) offerings of convertible promissory notes under which the valuation of the Company's common stock is delayed until a qualified financing, no valuation of the Company or its securities is currently available. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the company is owned by Aristotle Loumis and Patel Enterprises, LLC. Eleven investors hold minority ownership positions in the Company upon conversion of their convertible promissory notes.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own (assuming conversion of all convertible securities and taking into account the Company's Option Pool).

Name	Percentage Owned Prior to Offering
Patel Enterprises, LLC	51.43%
Aristotle Loumis	34.81%

Following the Offering, the Purchasers will own 0% of the Company. The Purchasers will not hold equity in the Company until the conversion of their SAFEs.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We continue to see an upwards trend in sales over the next few years, even without adding additional contractors or employees. As we continue to grow our team and expand our operations pursuant to our three-year plan, this upwards trend will only continue to increase. The Company currently requires $12,500 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are not necessary to the operations of the Company.

In addition to the proceeds from the Offering, the Company is currently in closing discussions with two additional investors. Capital from such investors is necessary to the operations of the Company, and will be used to offset operating expenses and estimated costs of future projects required to grow sales channels.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years: purchase of a company vehicle and trailer (e.g. for product roadshows). The Company does not intend to make any additional material capital expenditures in the foreseeable future.

As described in the section of this Memorandum entitled "Capitalization and Ownership", we have issued a secured loan through Kickfurther to manufacture our current line of eyewear products. We are on a 6-month payment plan once the frames are received, beginning in March 2017.

Material Changes and Other Information

None

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 750,000 SAFEs (Simple Agreement for Future Equity) for up to $750,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 21, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $750,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business in connection with this Offering.

In order to purchase the Securities, you must make a commitment to purchase on the Intermediary's website at www.republic.co. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscriptions are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $30.00.

The Offering is being made through OpenDeal Inc., dba Republic. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
5.0

Commission/Fee (flat)
None

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica.

The Securities
We request that you please review our organizational documents and the SAFE in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.0001 per share, of which 840,529 shares will be issued and outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $2,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). Except for Securities held by Purchasers of at least $50,000 worth of Securities ("Major Investors"), the Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price. Major Investors shall have the right to determine whether to convert their Securities upon the first Equity Financing.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $4,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's common stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Board of Directors of the Company	Stockholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements or any shareholder or equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings following the conversion of the SAFEs will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the

death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the below transactions with related persons.

Sales Transaction

Related Person/Entity	Immediate and extended family of the Chief Executive Officer

Relationship to the Company	None
Total amount of money involved	$5,000
Benefits or compensation received by related person	None
Benefits or compensation received by Company	General sales transaction
Description of the transaction	Certain family members have purchased the Company's eyewear products in support of our business and vision.

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

None

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



_____
Aristotle Loumis

_____
Ellison Eyewear, Inc.

(Issuer)

_____
Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

_____
Aristotle Loumis

(Name)

_____
Director

(Title)

___12/6/16_____

(Date)

_____
(Signature)

_____
Ravi Patel

(Name)

_____
Director

(Title)

_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Aristotle Loumis
_____

Ellison Eyewear, Inc.
_____
(Issuer)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Aristotle Loumis
_____
(Name)

Director
_____
(Title)

_____
(Date)


_____
(Signature)

Ravi Patel
_____
(Name)

Director
_____
(Title)

December 6, 2016
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Investor Deck
Exhibit B   Financial Statements
Exhibit C   Video Transcript

EXHIBIT A
Investor Deck



Look good. Do good.

The Monopolization of an Industry

The **$112 Billion** eyewear market is headed by two giant corporations, **Luxottica** and **Safilo**, who currently own the rights and licenses to today's biggest fashion brands and distribution means which has resulted in:



Multiple barriers for a new company to join



Over-inflation of pricing



Use of lower quality materials



Outdated focus on brick and mortar



What We Do

Ellison is a luxury eyewear brand that practices multi-level social and environmental responsibility. Our unique value proposition is built on an insight and a returning-revenue model that is changing how people purchase eyewear.

We encourage people to get lost (travel, live, adventure) and in the process, inevitably lose their glasses. Our membership and CRM approach then allows people access to the latest pairs at a reduced cost, while keeping company margins intact. This approach drives stronger loyalty among people considering higher priced or alternative eyewear companies.



CARL ZEISS VISION LENSES

REAL RIVETS

Ellison Quality & Experience

Every pair of Ellison frames are handmade using the highest quality Italian Mazzucchelli 1849 acetate by our team in Greece. Our process includes several meticulous steps above industry standards to ensure that every pair is the highest quality before it leaves our hands and arrives at yours.



GERMAN ENGINEERED 5 BARREL HINGES

TEMPLE TIP DETAIL

HAND MADE MAZZUCCHELLI ACETATE

PREMIUM STEEL FRAME INFRASTRUCTURE

Designer Quality Comparison




Features *	Competitor #1 Economical		Competitor #2 Luxury		Ellison Club Ellison	
Frame Construction	Low Quality Plastic	✖	Handmade Acetate	✔	Handmade Acetate	✔
Quality Lenses	Low Quality Plastic	✖	Heavy Glass	✔	Carl Ziess CR39	✔
Hinges	Single Barrel	✖	5 Barrel	✔	5 Barrel	✔
Gender	Unisex	✔	Unisex	✔	Unisex	✔
Charitable	No	✖	No (Corporate Monoploy)	✖	Avavind Eye Care System	✔
Affordability	Yes	✔	No	✖	Yes	✔
Coverage	No	✖	No	✖	Life Time Coverage	✔
Free Shipping	No	✖	No	✖	Free Priority Shipping	✔
Average Price	$50		$180+		$75	

* Averages for products based at the different listed price points

Current Efforts

Wholesale and Pop-Up/Direct are our current main revenue generating channels given their higher up-front conversion rates and the branding opportunities available through additional exposure.

New Customer = New Brand Rep
New Retailer = New Brand Ambassador



Growth Strategy

With the Wholesale and Pop-Up processes streamlined, this sales channel is ready for growth and only requires numbers in order to advance our scaling efforts.

Teams will be hired on to push those efforts with monthly goals outlined for the brick and mortar fronts. This channels main purpose is for brand development and testing to continue building the Ellison brand and image.

Branding & Marketing

In a crowded eyewear space that is currently focused on an outdated traditional retail model versus cost suppression and customer experience CRM based model, Ellison's marketing is poised to take an aggressive approach in how we build our communication strategy reaching both consumer and competitors. This approach will communicate the tangible value of the brand and the deeper emotional connection that current competitor brands are not leaning into.



Data Driven Updates

Our deeply imbedded CRM has allowed us one-to-one customer feedback from thousands of clients. This gives us real-time design and deployment insights that is typically not available at scale or without the use of a third party. We are able to stay informed and current with quickly changing customer needs and trends.

Ellison

CLUB ELLISON
Designer Shades FOR LIFE!

How are they made?

Buy a pair of ellison shades at full price and you're automatically eligible to join for **$10** at check out & receive half off all of your future frames for life.

HOW IT WORKS

BREAK IT

Your shades get crushed by an elephant while on a safari? No sweat, they're covered.

LOSE IT

They're ...th..
M' ...an' ...
.urri..

Disruptive Value Proposition: Club Ellison

Marketed as a solution for the most commonly unaddressed in the eyewear industry, membership is insurance for your Ellison frames targeting the pain points addressed by millions of customers: the loss of high end frames.



BREAK IT



LOSE IT



STEAL IT

Membership covers the areas above and provides access to our entire collection at 50% off should something happen to a member's pair. Not only that, but you are then a part of a community that instead of punishing you for living experiences, it acknowledges and rewards that behavior.

Meet Our Target Consumers

Demographic: Professional

Age: 20-32
Household Income: ~$40k+
Lifestyle: Professional, Style

Purchasing Attitudes

- Young Professional
- Highly receptive to quality items and the quality/custom experience
- Typically trend driven when selecting pieces, while maintaining a sense of being apart from "mainstream" style trends

Demographic: Adventurer

Age: 18-30
Household Income: ~$32k+
Lifestyle: Travel, Music, Adventure

Purchasing Attitudes

- Active/action driven young adult
- Receptive to impulse purchases
- Highly receptive to quality experiences and resonates with the interruption message that looks to "show, not tell"
- Likes bold, standout pieces that gets people talking about or to them

Demographic: Established

Age: 25-38
Household Income: ~$75k+
Lifestyle: Established, Travel, Fashion

Purchasing Attitudes

- Established and professional
- Less risky in fashion choices; will buy what is "in" but not trying to set the trend
- Very receptive to the quality and durability of pieces; respect the design aspect
- Appreciates versatility in their items and the ability to buy more pairs to stay "in trend"

Blended Lifetime Value:

$1,346*

*LTV calculation based on 2.55 sunglasses purchases per year, a current 3-year customer lifetime, and a profit margin at $176/unit.

Common Purchasing Behavior

$180.00 — Consumer buys brand name, designer glasses found at local boutique.

$50.00 — **Loses Pair While Attending Festival** — No warranty on loss with boutique; Consumer replaces lost pair with low quality, disposable pair.

$320.00 — **Damaged: Pair Sat on and Broken** — High end designer pair purchased while on a family vacation from boutique.

$50.00 — **Pair Was Stolen at the Beach** — Contact original manufacturer and 6-8 weeks processing time on pending replacement request; Quick replacement purchased before an extended roadtrip.

$600.00 YEAR SPEND — Ending with 1 low quality frame in possession, replacement request denied since break not due to manufacturing defect.

Club Ellison Purchasing Behavior

$150.00 — Consumer buys Ellison frames & Membership to Club Ellison.

$75.00 — **Loses Pair While Attending Festival** — Consumer submits a claim and orders replacement high quality pair through Club Ellison; recieves free priority shipping.

$75.00 — **Damaged: Pair sat on, submitted claim, & received free 2-way shipping. Fixed!** — Second Club Ellison frame purchased in anticipation for upcoming family vacations; recieves free priority shipping.

$75.00 — **Pair Was Stolen at the Beach** — Consumer submits a claim and orders replacement of new style through Club Ellison before upcoming extended road trip; recieves free priority shipping.

$375.00 YEAR SPEND — Ending with two high quality Ellison frames in possession and the ability to purchase more at Club Ellison Membership pricing.





Life to Date

July 2014 – August 2016

Wholesale
40% of Total Revenue

Avg. Sale: $1,050

$92,555

Pop Up & Direct
30% of Total Revenue

Avg. Sale: $120.25

$71,794

Corporate
12% of Total Revenue

Avg. Sale: $5,866

$33,600

Online Sales
18% of Total Revenue

Avg. Sale: $172

$45,560

Sales to Date: $243,509

Profit Margin by Sales Area



Wholesale
$24.77 cost/unit

2.9x
margin

Pop-Up & Direct
$23.57 cost/unit

4.5x
margin

Corporate
$23.57 cost/unit

3.6x
margin

Online
$35.10 cost/unit

5x
margin

Rates to continue improving with the coming manufacturing periods

Financial Projections
2016-2019



Self Sustaining Post 2017 Raise

	2016	2017	2018	2019
Corporate	$51,200	$27,200	$54,400	$108,800
Pop-Up	$42,100	$21,600	$43,200	$86,400
Wholesale	$52,400	$185,300	$445,000	$537,900
Online	$40,900	$219,500	$1,367,900	$4,021,600
COGS	$61,600	$148,700	$416,400	$834,500
Gross Sales	$186,600	$453,600	$1,910,500	$4,754,700
Net Sales	$125,000	$304,900	$1,494,100	$3,920,200
Gross Margin	67%	67%	78%	82%
Operating Expenses	$185,000	$782,100	$1,590,000	$2,783,100
EBITDA	$30,000	-$326,000	$530,100	$2,014,300
Investment		$750,000		



Financial Ask:
$750k

Funding

$250,000

$64,000

$149,000

$287,000

Allocation

Onboarding Team
Marketer
Sales Representatives
Web Developer

Online Ads
Facebook ads promoting Club Ellison
Testing alternative channels for sales

Generating New Product
2017 Spring/Summer line
Branching into optics for S/S 2017
2017 Fall line

Company Operations
Scaling company operations

Team

The people we've brought together to get us where we need to be.



John Roa, Director

Growth Strategy
Technology Strategist
Funding



Aristotle Loumis, CEO

Sales Strategy
Product Development
Business Development
Brand Development
International Manufacturing
Fundraising



Ravi Patel, Co-Founder

Growth Strategy
Business Development
Funding

Other Members and Advisors

The people we've brought together to get us where we need to be.

Iggy Rodriguez	Tim Huizenga	Atul Nakhasi	Alex Afshari
Founder/CEO	**President**	**President**	**Founder/CEO**
VOR Consulting	Huizenga Capital Group	American Medical Association	APA Financial

Scott Kitun	Angelo Loumis	Chad Bronstein
CEO	**SVP of Operations**	**SVP**
Technori	Raise.com	Amobee



Confidentiality & Disclaimers

All information in this presentation is confidential and should be treated accordingly.

Any and all financial projections, figures, percentages, and margins within this presentation are speculative in nature. The author shall not be liable for any other commercial damages, including but not limited to special, incidental, consequential, or other damages. Primary references and references made to third parties are based on information obtained from sources believed to be reliable, but are not guaranteed as being accurate.

EXHIBIT B
Financial Statements

ELLISON EYEWEAR, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEAR ENDED
DECEMBER 31, 2015 AND PERIOD FROM
INCEPTION TO DECEMBER 31, 2014

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Ellison Eyewear, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
Ellison Eyewear, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Ellison Eyewear, Inc., (the "Company"), a Delaware corporation, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2015 and the period from March 19, 2014 ("Inception") to December 31, 2014, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Dbb Mckennon

Newport Beach, California
November 29, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

ELLISON EYEWEAR, INC.
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014
(unaudited)

		2015		2014
Assets				
Current assets				
Cash	$	51,953	$	11,303
Accounts receivable		23,813		3,488
Inventory		61,775		89,304
Current assets		137,541		104,095
Property and equipment, net		5,350		5,950
Total assets	$	142,891	$	110,045
Liabilities and Stockholders' Deficit				
Current liabilities				
Accounts payable	$	2,588	$	-
Accrued liabilities		56,862		17,837
Notes payable related party - current		200,000		200,000
Current liabilities		259,450		217,837
Convertible debt		100,000		-
Convertible debt - related party		101,439		76,439
Total liabilities		460,889		294,276
Commitments and contingencies (Note 4)		-		-
Stockholders' Deficit:				
Common stock, no par value, 10,000,000 shares authorized, par value $0.0001; 818,230 shares issued and outstanding as of December 31, 2015 and 2014, respectively		82		82
Accumulated deficit		(318,080)		(184,313)
Total stockholders' deficit		(317,998)		(184,231)
Total liabilities and stockholders' deficit	$	142,891	$	110,045

See accompanying independent accountants' review report and notes to the financial statements

ELLISON EYEWEAR, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM
MARCH 19, 2014 (INCEPTION) TO DECEMBER 31, 2014
(unaudited)

	For the Year Ended December 31, 2015	For the Period from Inception to December 31, 2014
Revenues	$ 109,947	$ 38,136
Cost of revenues	38,381	34,471
Gross profit	71,566	3,665
Operating Expenses:		
General and administrative	167,862	135,139
Sales and marketing	24,413	17,970
Total operating expenses	192,275	153,109
Operating loss	(120,709)	(149,444)
Other expense:		
Interest expense	13,058	5,569
Total other expense	13,058	5,569
Net loss	$ (133,767)	$ (155,013)

See accompanying independent accountants' review report and notes to the financial statements

ELLISON EYEWEAR, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM
MARCH 19, 2014 (INCEPTION) TO DECEMBER 31, 2014
(unaudited)

	Common Stock			Accumulated Deficit	Total Stockholders' Deficit
	Shares		Amount		
Inception	818,230	$	82	$ (29,300)	$ (29,218)
Net loss	-		-	(155,013)	(155,013)
December 31, 2014	818,230		82	(184,313)	(184,231)
Net loss	-		-	(133,767)	(133,767)
December 31, 2015	818,230	$	82	$ (318,080)	$ (317,998)

ELLISON EYEWEAR, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015 AND THE PERIOD FROM
MARCH 19, 2014 (INCEPTION) TO DECEMBER 31, 2014
(unaudited)

	For the Year Ended December 31, 2015		For the Period from Inception to December 31, 2014	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(133,767)	$	(155,013)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		600		-
Changes in operating assets and liabilities:				
Accounts receivable		(20,325)		(3,488)
Inventory		27,529		(89,304)
Accounts payable		2,588		-
Accrued liabilities		39,025		17,829
Net cash used in operating activities		(84,350)		(229,976)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment		-		(5,950)
Net cash used in investing activities		-		(5,950)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from convertible debt		100,000		-
Proceeds from convertible debt - related party		25,000		76,439
Proceeds from note payable related party		-		130,000
Net cash provided by financing activities		125,000		206,439
Increase (decrease) in cash and cash equivalents		40,650		(29,487)
Cash and cash equivalents, beginning of year		11,303		40,790
Cash and cash equivalents, end of year	$	51,953	$	11,303
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-

See accompanying independent accountants' review report and notes to the financial statements

5

NOTE 1 – NATURE OF OPERATIONS

Ellison Eyewear, Inc. was incorporated on March 19, 2014 ("Inception") in the State of Delaware. On June 19, 2014, the Company changed its name from Ellison Sunglasses, Inc. to Ellison Eyewear, Inc. The Company's headquarters are located in Chicago, Illinois. The financial statements of Ellison Eyewear, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Ellison Eyewear is a luxury eyewear brand that practices multi-level social and environmental responsibility. Every pair of Ellison Eyewear frames are handmade using the highest quality Mazzucchelli 1849 acetate by our team in Greece. Our unique value proposition is built on an insight and a returning-revenue model that is changing how people purchase eyewear. We encourage people to get lost (travel, live, adventure) and in the process, inevitably lose their glasses. Our membership and CRM approach then allows people access to the latest pairs at a reduced cost, while keeping the Company margins intact. This approach drives stronger loyalty among people considering higher priced or alternative eyewear companies.

Management's Plans
Since inception, we have relied upon debt financing to fund operating losses. As of December 31, 2015, we had negative working capital of approximately $122,000, and we will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, notes payable related party and convertible debts. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and does not have sufficient revenue generating activities to cover operating costs. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in online retail technology, changes in consumer behavior and trends, import restrictions on inventory purchases, and competition could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2015 and 2014, no allowance was recorded as all receivables are expected to be collected.

Inventories
Inventories consist primarily of finished goods eyewear. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). As of December 31, 2015 and 2014, inventories consisted of finished goods.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of five years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Revenue Recognition

The Company recognizes revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns. Generally, we extend credit to our wholesale customers and do not require collateral.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of equipment and services revenues at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The

updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

Convertible Debts
During 2015, to fund operations, the Company entered into a series of convertible note agreements with third parties totaling $100,000. The notes bear interest at 6% per annum, and have a maturity date of January 1, 2017, and accordingly, are reflected as long term in the accompanying balance sheet.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity for aggregate proceeds of at least $750,000. In such instance the notes and interest thereon are convertible in equity securities sold in the qualified financings at a 20% discount to the per share price paid by the investors of the qualified financing. If upon maturity, an automatic conversion has not occurred, the holder at their option may convert the outstanding principal and interest thereon into common stock at a price per share assuming a $4,000,000 valuation of the Company divided by the aggregate number of outstanding shares of the Company's common stock on a fully diluted basis as of the maturity date.

Convertible Debt – Related Party
On February 5, 2015, the Company memorialized a convertible note payable with a related party for $100,000 for advances made to the Company to date for operating capital. Of the total $76,439 was received in 2014 and $25,000 was received in 2015. Accordingly, the Company received $1,439 in excess of the notes stated value. The convertible note payable is due February 4, 2018 and bears interest at 4% per annum, payable annually on February 4 of each year, starting on February 4, 2016. The note is automatically convertible upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity for aggregate proceeds of at least $250,000, into equity securities sold in the qualified financings at the price paid per share by investors in the qualified financing. The note contains a cross-default provision such that upon an event of default, this note and any additional obligations to the lender, including the note payable – related party disclosed below, become immediately due and payable without demand or notice.

Notes Payable – Related Party

On February 5, 2015, the Company memorialized an unsecured note payable with a related party for $200,000 for advances made to the Company for operating capital. Of the total $70,000 was received prior to Inception for operating capital and $130,000 was received in 2014. The note payable is due on demand and bears interest at 4% per annum compounded annually. The proceeds from this not were received during and prior to the Company's Inception date for operating capital. All advances have been captured in the year received.

As of December 31, 2015, future payouts by year are as follows for the above described debt:

2016	$ 200,000
2017	100,000
2018	101,439
	$ 401,439

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company rents office space on a month-to-month basis. Rent expense for 2015 and 2014 was $15,653 and $6,126, respectively.

The Company has not paid certain payroll taxes on wages earned by employees. As of December 31, 2015 and 2014, $38,033 and $15,601, respectively, of accrued payroll related taxes is included within accrued liabilities on the accompanying balance sheets. Such amounts may be subject to penalties and interest from federal and state government agencies.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001.

Founders' Shares
The founders' received 818,230 shares of common stock upon Inception.

Stock Options
As of the date of these financial statements, the Company has not yet adopted a stock plan for the issuance of stock options. The Company has entered into service agreements with advisors that outline general terms in which they will receive in aggregate 19,361 stock options in the future; however, no options have been or will be formally granted or approved until a stock plan is in place.

NOTE 6 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2015, the Company had net operating losses of approximately $274,000. The Company is subject to Federal and State income taxes at rates and has used an effective blended rate of 34% to derive a net deferred tax asset of approximately $93,000. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the

Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the year ended December 31, 2015 or the period ended December 31, 2014.

Based on federal and state tax returns filed or to be filed through December 31, 2015, we had available approximately $274,000 in United States ("U.S.") and state tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2034 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the U.S and files tax returns in the U.S. Federal jurisdiction and Illinois state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related Party Debts
See Note 3 for related party note payable and convertible debt.

NOTE 8 – SUBSEQUENT EVENTS

In October 2016, the Company entered into an inventory purchase and consignment agreement with a third party. Per the terms of the agreement, the third party will purchase inventory on our behalf, for which they are the owner of record. The inventory will be sent to the Company on Consignment whereby the Company will owe the third party for each inventory unit sold, per the terms of the agreement, plus a 10% fee. Revenue share fees shall be paid within 35 days of the related sale. The project was scheduled to be funded October 16, 2016 with payouts starting March 2017 and ending in August 2017. Monthly payouts are tied to sales and may be higher in some months and lower in other months.

During 2016, the Company has raised an additional $50,000 under the same terms as disclosed in the convertible debt section of Note 3 for operating capital.

The Company has evaluated subsequent events that occurred after December 31, 2015 through November 29, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
Video Transcript

FRC trans*cript*

Opening VO starts:

To realize it's not fair or practical to be extorted by billion-dollar sunglass companies. We know what it feels like to lose sunglasses, we are people too, it happens. The real problem is that the billion-dollar sunglass companies know you are going to lose your glasses, in fact they are banking on it. Here's the problem, the eye industry is controlled by two large players.

What they do is they buy the rights and licensing to some of your favorite brand names such as Oakley, Chanel, Ray Ban, Prada, Gucci, and what they do is they pay these designers a licensing fee, put it on their products and charge you 10 to 20 times more than the cost to manufacture them. Not only that, whether you're buying your products at the Pearl Vision, the Four Eyes or the Sunglass Huts of the world, you are actually buying from those same two large players, where they are reaping huge profits at your expense. We see a problem with that.

We are going to do things differently at Ellison and turn the industry upside down with your help.

Every Ellison product goes through a meticulous fifty-six step process which is twenty steps above industry standard. Every pair is crafted with the highest quality materials imported from Italy, equipped with precision CR39 polarized lens, all of which are handmade where people understand sun the most…Greece.

We are going to demonstrate that you can make stylish, high quality sunglasses with every purchase doing some good in the world. Here is how we are going to do it.

We've re-created the customer path to purchase cycle with our innovative Club Ellison concept. And because we know that people lose sunglasses so often, we're going to replace them for you at exclusive membership pricing. We won't penalize people when life happens. We know people are going to lose or break their sunglasses, we want them to keep coming back, so we will provide them a new pair at exclusive membership costs. Our best in-class products are worth coming back for. We are going to continue to build relationships with our loyal customers and share the social and economic benefits with them directly.

To win in this space we have to do things differently. We have to think big and form long lasting relationships with our customers, we have to be that one company in this billion-dollar industry that shows our customers that we actually care about them.
We embrace the fact that sometimes we lose things and by focusing on long term customer value we will keep our clients coming back because for us it is not about profiting from their loss.

We know this model works. In under just four months thousands of have joined the Club Ellison movement.

Our customers want high quality, stylish products…we got that.
Our customers want to do business with companies that do good in this world…we do that.

We are disrupting this market and our numbers are proof that if you do something honest people will join.

We want to change the consumer experience for people. We will continue to provide the best products and services for our customers but we want to go deeper than that. We want to empower people to join us in all life's' adventures…big or small. We want to change this world and look good while doing it.

I started this company with a goal to build it into a community of people who value the importance of getting lost in order to get found.
We invite you to join our journey.